Exhibit 99.1

Mecox Lane Limited Announces Fourth Quarter and Full Year 2013 Results

Fourth-Quarter and Full-Year Gross Profit Margins Up 4.4% and 3.9% Year over Year

SHANGHAI, March 4, 2014 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of apparel and accessories in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013Highlights

•                  Net revenues decreased 41.4% year over year to $23.2 million, compared to $39.7 million in the fourth quarter of 2012

•                  Gross profit1 decreased 33.9% year over year to $9.1 million, compared to $13.7 million in the fourth quarter of 2012

•                  Gross margin was38.9% in the fourth quarter of 2013, compared to 34.5% in the fourth quarter of 2012

•                  Net loss was $11.2 million, compared to net loss of $7.1 million in the fourth quarter of 2012

Full Year 2013Highlights

•                  Net revenues decreased 42.4% to $87.4 million for the full year 2013, compared to $151.8 million for the full year 2012

•                  Gross profit decreased 36.1% to $34.7 million for the full year 2013, compared to $54.3 million for the full year 2012

•                  Gross margin was 39.7% for the full year 2013, compared to35.8% for the full year 2012

•                  Net loss was $26.6 million for the full year 2013, compared to net loss of $22.4 million for the full year 2012

“In the fourth quarter, our revenues continued to be negatively impacted by a combination effect of China’s overall economic downturn and various competitive challenges we faced, alongwith the transformation of the M18.com website as a non-exclusive, multi-channel platform operated by our joint venture, Giosis Mecoxlane,” said Alfred Gu, the Company’s board director and chief executive officer. “We will remain prudent in our cost management and cash expenditures, and will make efforts to improve our overall operational efficiency and inventory management to maintain proper inventory levels.”

1Gross profit excludes the impact of depreciation and amortization expenses.

Fourth Quarter 2013 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the fourth quarter of 2013 and the fourth quarter of 2012, as in the following paragraphs.

Total Net Revenues

Total net revenues were $23.2 million in the fourth quarter of 2013, representing a decrease of 41.4% from $39.7 million in the fourth quarter of 2012.The decrease was primarily due to the decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s call center and franchised stores, partially offset by an increase in net revenues from the Company’s directly operated stores.

E-commerce Channel2

Net revenues from the Company’s e-commerce channel were $4.5 million in the fourth quarter of 2013, representing a decrease of 74.8% from $17.9 million in the fourth quarter of 2012. The decrease was primarily attributed to a decrease in the Company’s sales on M18.comafter the website was re-launched as a brand-neutral, open platform operated by the Company’s joint venture, Giosis Mecoxlane. The decrease in net revenues was partially offset by an increase in the Company’s sales on independent e-commerce platforms, such as TMall.com and VIPshop.

Call Center

Net revenues from the call center were $12.7 million in the fourth quarter of 2013, representing a decrease of 12.7% from $14.5 million in the fourth quarter of 2012. The decrease was primarily attributed to a decline in orders placed through the call center as a result of the discontinuation of the Company’s print catalog in the first quarter of 2013.

2Since January 2013, one of the Company’s reportable segments, i.e. Internet platform segment, has been renamed as E-commerce channel to reflect the fact that the M18.com website has been operated by Giosis Mecoxlane and re-launched as a brand-neutral and open marketplace platform of independent sellers and brands while the Company’s branded merchandise has also been offered on other third-party e-commerce websites in China.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $4.7 million in the fourth quarter of 2013, representing an increase of 28.0% from $3.7 million in the fourth quarter of 2012. The increase was primarily due to an increase in average store sales, partially offset by a decrease in the number of directly operated stores from an average of 62 stores in the fourth quarter of 2012 to an average of 58 stores in the fourth quarter of 2013.

Net revenues from franchised stores were $1.4 million in the fourth quarter of 2013, representing a decrease of 61.8% from $3.6 million in the fourth quarter of 2012. The decrease in net revenues was primarily due to a decline in average store sales and a decreasein the number of franchised stores from an average of 261 stores in the fourth quarter of 2012 to an average of 181 stores in the fourth quarter of 2013.

Cost of Goods Sold3

Cost of goods sold was $14.2 million in the fourth quarter of 2013, representing a decrease of 45.4% from $26.0 million in the fourth quarter of 2012. The decrease was in line with the overall decrease in revenues.

Gross Profit and Gross Margin

Gross profit was $9.1 million in the fourth quarter of 2013, representing a decrease of 33.9% from $13.7 million in the fourth quarter of 2012. Gross margin was 38.9% in the fourth quarter of 2013, compared to 34.5% in the fourth quarter of 2012. The increase in gross margin was mainly due to an increase in the weighting of the call center in total net revenues, as the call center generated a higher gross margin than did other segments. The increase in gross margin was partially offset by an inventory write down of $1.2 million recorded in the fourth quarter of 2013 for the Company’s directly operated stores as the Company tested new store models, along with new brands and products.

Operating Expenses

Total operating expenses were $18.7 million in the fourth quarter of 2013, representing a decrease of 13.7% from $21.7 million in the fourth quarter of 2012.

Selling, general and administrative expenses were $17.6 million in the fourth quarter of 2013, representing a decrease of 14.3% from $20.5 million in the fourth quarter of 2012, primarily due to a decrease in headcount and related labor costs, and a shift to Giosis Mecoxlane of advertising costs

3Cost of goods sold excludes depreciation and amortization expenses.

and IT expenses associated with the operation of M18.com, partially offset by an impairment charge of $3.3 million recorded in the fourth quarter of 2013 related to the contemplated sale of the Company’s logistics center, the specific terms and conditions of which will be subject to the execution of definitive agreements with the potential buyer. In connection with such contemplated sale, the Company reclassified the logistics center to assets held for sale as of December 31, 2013.

Loss from Operations

Loss from operations was $9.6 million in the fourth quarter of 2013, compared to loss from operations of $8.0 million in the fourth quarter of 2012.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, specifically Giosis Mecoxlane, was $2.0 million in the fourth quarter of 2013, compared to nil in the fourth quarter of 2012.

Net Loss and Loss per ADS

Net loss was $11.2 million in the fourth quarter of 2013, compared to net loss of $7.1 million in the fourth quarter of 2012. Non-GAAP net loss4 was $10.2 million in the fourth quarter of 2013, compared to non-GAAP net loss of $6.7 million in the fourth quarter of 2012. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.90 in the fourth quarter of 2013. One ADS represents thirty-five ordinary shares.

Cash and Short-term Investments

As of December 31, 2013, Mecox Lane had cash and cash equivalents totaling $15.7 million, compared to $13.3 million as of December 31, 2012 and $6.4 million as of September 30, 2013. Short-term investments on December 31, 2013 were nil, compared to $20.7 million as of December 31, 2012, and $12.8 million as of September 30, 2013, all of which were structured term bank deposits.

Full Year 2013 Results

4Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses.  The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Total Net Revenues

Total net revenues for the full year 2013 were $87.4million, representing a decrease of 42.4% from $151.8 million for the full year 2012. The decrease was primarily due to the overall decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s call center and physical stores.

E-commerce Channel

Net revenues from the Company’s e-commerce channel were $22.0 million for the full year 2013, representing a decrease of 69.3% from $71.8 million for the full year 2012. The decrease was primarily attributed to a decrease in the Company’s sales on M18.com after the website was re-launched as a brand-neutral open platform and operated by Giosis Mecoxlane. The decrease in net revenues was partially offset by an increase in the Company’s sales on independent e-commerce platforms, such as TMall.com and VIPshop.

Call Center

Net revenues from the call center were $43.7 million for the full year 2013, representing a decrease of 9.0% from $48.0 million for the full year 2012. The decrease was primarily attributed to a decline in orders placed through the call center as a result of the discontinuation of the Company’s print catalog in the first quarter of 2013.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $14.2 million for the full year 2013, representing adecrease of 17.9% from $17.3 million for the full year 2012. The decrease was primarily due to adecline in the number of directly operated stores from an average of 91 stores in 2012 to an average of 60 stores in 2013, partially offset by an increase in average store sales.

Net revenues from franchised stores were $7.5 million for the full year 2013, representing a decrease of 49.1% from $14.7 million for the full year 2012. The decrease was primarily due tothe decline in average store sales and the declinein the number of franchised stores from an average of 266 stores in 2012 to an average of 230 stores in 2013.

Cost of Goods Sold2

Cost of goods sold was $52.7 million for the full year 2013, a decrease of 45.9% from $97.5 million for the full year 2012. The decrease was in line with the overall decline in revenues.

Gross Profit1 and Gross Margin

Gross profit for the full year 2013 was $34.7 million, representing a decrease of 36.1% from $54.3 million for the full year 2012. Gross margin was 39.7% for the full year 2013, compared to35.8% for the full year 2012. The increase in gross margin was mainly due to an increase in the weighting of the call center in total net revenues, as the call center generated a higher gross margin than did other segments.

Operating Expenses

Total operating expenses were $57.5 million for the full year 2013, representing a decrease of 26.9% from $78.7 million for the full year 2012.

Selling, general and administrative expenses were $58.8 million for the full year 2013, representing a decrease of 23.0% from $76.3 million for the full year 2012, primarily due to a decrease in headcount and related labor costs, and a shift to Giosis Mecoxlane of advertising costs and IT expenses associated with the operation of M18.com.

Loss from Operations

Loss from operations for the full year 2013 was $22.8 million, compared to loss from operations of $24.4 million for the full year 2012.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, specifically Giosis Mecoxlane, was $5.5 million for the full year 2013, compared to nil for the full year 2012.

Net Loss and Loss per ADS

Net loss was $26.6 million for the full year 2013, compared to net loss of $22.4 million for the full year 2012. Non-GAAP net loss3 was $22.4 million for the full year 2013, compared to non-GAAP net loss of $20.3 million for the full year 2012. Basic and diluted loss per ADS attributable to Mecox Lane shareholders was $2.23 for the full year 2013. One ADS represents thirty-five ordinary shares.

Recent Updates

In January, the Company was informed that certain existing shareholders of the Company entered into a definitive share purchase agreement with Cnshangquan E-Commerce Co., Ltd. (“Cnshangquan”). Cnshangquan has agreed to purchase 290,564,842 ordinary shares of the Company from several existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company, for a total cash consideration of approximately US$39 million in a private transaction intended to be exempt from the registration requirements under the Securities Act of 1933. The transactions contemplated by the share purchase agreement will result in a change in control of the Company upon consummation. The share purchase and sale transactions are expected to close in the second quarter of 2014, subject to the satisfaction of customary closing conditions specified in the share purchase agreement, including certain PRC government approvals.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8 p.m. U.S. Eastern Time on March 4, 2014 (9 a.m. Shanghai/Hong Kong Time on March 5, 2014) to discuss results and highlights from the quarter and the full year, as well as to answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 6:30 p.m. U.S. Eastern Time on March 4, 2014 (7:30 a.m. Shanghai/Hong Kong Time on March 5, 2014).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	5934752

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer of apparel and accessories in China. The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and through other independent e-commerce platforms, as well as the Company’s physical store network and call center.  Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, as well as under selective international and Chinese third-party brands. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900, ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1- 616- 551-9714

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	December 31,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	13,291,063	15,736,421
Short-term investments	20,682,480	—
Accounts receivable, net of allowances of $55,660 and $49,286 as of December 31, 2012 and December 31, 2013, respectively	1,452,864	1,744,160
Amount due from related parties	—	224,479
Other receivables	5,149,844	4,173,556
Advances to suppliers and prepaid expenses	6,297,463	1,970,728
Merchandise inventories	27,349,540	24,584,650
Held for sale assets	—	40,707,051
Total current assets	74,223,254	89,141,045

Property and equipment, net	46,528,057	6,218,960
Prepaid land use right	6,125,104	—
Intangible assets, net	1,263,644	917,049
Investment in an affiliate	—	5,546,358
Other non-current assets	249,903	826,251
	—	—
TOTAL ASSETS	128,389,962	102,649,663

LIABILITIES AND EQUITY
Current liabilities:
Short term borrowing	—	1,640,180
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $3,101,935 and $4,589,259 as of December 31, 2012 and December 31, 2013, respectively)	19,063,827	17,499,567
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,345,714 and $1,076,283 as of December 31, 2012 and December 31, 2013, respectively)	4,570,595	3,607,595
Amount due to related parties	547,478	635,770
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $281,152 and $393,313 as of December 31, 2012 and December 31, 2013, respectively)	5,153,056	3,629,748
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,955,777 and $1,489,649 as of December 31, 2012 and December 31, 2013, respectively)	7,358,589	5,661,874
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $34,718 and $33,545 as of December 31, 2012 and December 31, 2013, respectively)	1,779,978	1,786,176

Total current liabilities	38,473,523	34,460,910

Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 408,727,673 and 439,876,279 shares issued, and 403,790,426 and 439,876,279 shares outstanding as of December 31, 2012 and December 31, 2013)	40,873	43,988
Additional paid-in capital	165,934,265	168,833,542
Treasury Stock	(572,168)	—
Accumulated deficit	(82,811,023)	(109,433,074)
Accumulated other comprehensive income	6,292,753	7,700,798
Statutory reserve	931,739	943,499

Total Mecox Lane Limited equity	89,816,439	68,088,753
Noncontrolling interests	100,000	100,000

Total equity	89,916,439	68,188,753
		—
TOTAL LIABILITIES AND EQUITY	128,389,962	102,649,663

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Periods Ended December 31		Year Ended December 31
	2012	2013	2012	2013
	$	$	$	$

Net revenues:
E-commerce channel	17,929,683	4,524,309	71,830,359	22,046,898
Call center	14,502,806	12,667,413	47,966,846	43,670,989
Directly operated stores	3,653,352	4,678,096	17,343,134	14,239,661
Franchised stores	3,611,972	1,378,619	14,675,718	7,465,585
Total net revenues	39,697,813	23,248,437	151,816,057	87,423,133

Cost of goods sold (excluding depreciation and amortization)
E-commerce channel	14,757,065	4,055,503	57,679,033	17,765,539
Call center	5,670,933	5,210,894	19,155,224	18,788,344
Directly operated stores	2,429,551	3,716,455	9,894,793	10,101,955
Franchised stores	3,153,879	1,213,374	10,737,821	6,037,673
Total cost of goods sold (excluding depreciation and amortization)	26,011,428	14,196,226	97,466,871	52,693,511

Operating expenses:
Selling, general and administrative expenses	20,525,110	17,598,038	76,309,520	58,780,238
Depreciation and amortization	1,220,484	1,096,386	4,216,962	5,227,083
Other operating income, net	(92,371)	(3,062)	(1,805,346)	(6,484,477)

Total operating expenses	21,653,223	18,691,362	78,721,136	57,522,844

Loss from operations	(7,966,838)	(9,639,151)	(24,371,950)	(22,793,222)
Interest expense	—	(85,148)	—	(341,773)
Interest income	417,562	211,563	2,143,396	977,104
Other income, net	455,120	285,905	120,315	1,039,084

Loss before income taxes, equity in affiliates and noncontrolling interests	(7,094,156)	(9,226,831)	(22,108,239)	(21,118,807)
Income tax expense	—	—	(323,911)	—

Loss before equity in affiliates and noncontrolling interests
Loss from equity in an affiliate	—	(1,997,269)	—	(5,491,484)

Net loss	(7,094,156)	(11,224,100)	(22,432,150)	(26,610,291)
Accretion of noncontrolling interest	—	19,528	20,416	102,958
Net income (loss) attributable to noncontrolling interests	121,994	(19,528)	(20,416)	(102,958)
Net loss attributable to Mecox Lane Limited shareholders	(7,216,150)	(11,224,100)	(22,432,150)	(26,610,291)

Loss per ordinary share:
Basic	(0.02)	(0.03)	(0.06)	(0.06)
Diluted	(0.02)	(0.03)	(0.06)	(0.06)
Loss per ADS (1)
Basic	(0.62)	(0.90)	(1.94)	(2.23)
Diluted	(0.62)	(0.90)	(1.94)	(2.23)
Weighted average ordinary shares used in per share calculation
Basic	404,183,345	435,073,645	404,247,016	418,347,060
Diluted	404,183,345	435,073,645	404,247,016	418,347,060
Weighted average ADS used in per share calculation (1)
Basic	11,548,095	12,430,675	11,549,914	11,952,773
Diluted	11,548,095	12,430,675	11,549,914	11,952,773

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	449,279	324,259	91,198	1,408,045
Other comprehensive income, net of tax	449,279	324,259	91,198	1,408,045

Comprehensive income attributable to Mecox Lane Limited shareholders	(6,766,871)	(10,899,841)	(22,340,952)	(25,202,246)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(6,701,682)	(10,155,367)	(20,312,979)	(22,434,535)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended December 31		Year Ended December 31
	2012	2013	2012	2013
	$	$	$	$
Net loss	(7,094,156)	(11,224,100)	(22,432,150)	(26,610,291)
Add back: Share-based compensation expenses	392,474	1,068,733	2,119,171	4,175,756

Non-GAAP net loss	(6,701,682)	(10,155,367)	(20,312,979)	(22,434,535)